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                                 FORM 45-501 F1

                            SECURITIES ACT (ONTARIO)

     REPORT UNDER SECTION 72(3) OF THE ACT OR SECTION 7.5(1) OF RULE 45-501

(To be used for reports of trades made in reliance upon clause 72(1)(b) or (q) of the Act, or Section 2.3, 2.12, 2.13 or 2.14 of Rule 45-501)

1.   FULL NAME AND ADDRESS OF THE SELLER.

         Campbell Resources Inc.
         1155 University
         Suite 1405
         Montreal, Quebec H3B 3A7

2.   FULL NAME AND ADDRESS OF THE ISSUER OF THE SECURITIES TRADED.

         Campbell Resources Inc.
         1155 University
         Suite 1405
         Montreal, Quebec H3B 3A7

3.   DESCRIPTION OF THE SECURITIES TRADED.

         Private Placement of 4,400,000 Common Shares (the "Share(s)") of Campbell Resources Inc.

4.   DATE OF THE TRADE(S).

         September 5, 2003

5.   PARTICULARS OF THE TRADE(S).

Name of Purchaser and Municipality       Amount or Number                          Total Purchase      Exemption Relied
and Jurisdiction of Residence                of Shares         Purchase Price    Price (Canadian $)         Upon
-----------------------------------     -----------------     ---------------    ------------------    ------------------
Sprott Asset Management Inc. as          4,400,000 Shares      0.45 per Share      $1,970,000          Accredited Investor
portfolio manager for various                                                                          Section 2.3 of OSC
managed accounts, Toronto, Ontario                                                                       Rule 45-501

6. THE SELLER HAS PREPARED AND CERTIFIED A STATEMENT CONTAINING THE FULL LEGAL NAME AND THE FULL RESIDENTIAL ADDRESS OF EACH PURCHASER IDENTIFIED IN
     SECTION 5 AND A CERTIFIED TRUE COPY OF THE LIST WILL BE PROVIDED TO THE COMMISSION UPON REQUEST.

7. STATE THE NAME AND ADDRESS OF ANY PERSON ACTING AS AGENT IN CONNECTION WITH TRADE(S) AND THE COMPENSATION PAID OR TO BE PAID TO SUCH AGENT.

         Not applicable

8. HAS THE SELLER PAID A PARTICIPATION FEE FOR THE CURRENT FINANCIAL YEAR IN ACCORDANCE WITH RULE 13-502?

         Yes
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                                      - 2-


9.   CERTIFICATE OF SELLER OR AGENT OF SELLER.

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

DATED at Toronto, Ontario

this 8th day of September, 2003.

                           CAMPBELL RESOURCES INC.
                           -----------------------------------------------------
                           (NAME OF SELLER OR AGENT - PLEASE PRINT)


                           -----------------------------------------------------
                                        (SIGNATURE)

                           Vice-President, Secretary and General Counsel
                           -----------------------------------------------------
                           (OFFICIAL CAPACITY - PLEASE PRINT)

                           Lorna MacGillivray
                           -----------------------------------------------------
                           (PLEASE PRINT NAME OF INDIVIDUAL WHOSE SIGNATURE APPEARS ABOVE, IF DIFFERENT FROM NAME OF SELLER OR AGENT PRINTED ABOVE)

NOTICE + COLLECTION AND USE OF PERSONAL INFORMATION

The personal information prescribed by this form is collected on behalf of and used by the Ontario Securities Commission for purposes of administration and enforcement provisions of the securities legislation in Ontario. All of the information prescribed by this form, except for the information contained in the statement required to be prepared and certified by the seller under section 6 of this form, is made available to the public under the securities legislation of Ontario. If you have any questions about the collection and use of this information, contact the Ontario Securities Commission at the address below:

       Ontario Securities Commission
       Suite 1903, Box 55,
       20 Queen Street West
       Toronto, Ontario M5H 3S8
       Attention:  Administrative Assistant to the Director of Corporate Finance
       Telephone:  (416) 593-8200
       Facsimile:  (416) 593-8177

INSTRUCTIONS:

1. In answer to section 7 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report.

3. If the seller has not paid a participation fee for the current financial year, or if this form is filed late, a fee may be payable under Rule 13-502. Otherwise, no fee is payable to the Commission in connection with the filing of this form. Cheques must be made payable to the Ontario Securities Commission.

4.   Please print or type and file two signed copies with:

         Ontario Securities Commission
         Suite 1900, Box 55,
         20 Queen Street West
         Toronto, Ontario M5H 3S8